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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)

                               C-TEC Corporation
                               (Name of Issuer)

               Common Stock                    Class B Common Stock
             $1.00 Par Value                     $1.00 Par Value
                       (Title of Classes of Securities)

                126504109                           126504208
                                (CUSIP Numbers)

                           Matthew J. Johnson, Esq.
                         c/o Peter Kiewit Sons', Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 536-3613
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                August 30, 1996
                    (Date of Event which Requires Filing of
                                this Statement)


          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

          Check the following box if a fee is being paid with this statement: [ ].

          Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  126504109       |             | Page 2                       |
|            126504208       |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               RCN Corporation                                      |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               47-0761384                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                                                                    |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Delaware                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 8,226,262 Common Stock (see Item 5)           |
|                    |    | 5,094,223 Class B Common Stock (see Item 5)   |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0- (see Item 5)                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 8,226,262 Common Stock (see Item 5)           |
|    PERSON          |    | 5,094,223 Class B Common Stock (see Item 5)   |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0- (see Item 5)                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 8,226,262 Common Stock (see Item 5);                               |
|    | 5,094,223 Class B Common Stock (see Item 5)                        |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 42.0% of Common Stock; 64.6% of Class B Common Stock               |
|    | (see Item 5)                                                       |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
- ---------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)


          The following information amends the Schedule 13D dated June 28, 1993, as previously amended (as so amended, the "Schedule 13D").

          Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.   Purpose of Transaction.
          ----------------------

          The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

          "On August 30, 1996, the Company and RCN entered into an Option Exercise Agreement (the "Option Exercise Agreement") pursuant to which (i) the parties agreed that (A) the closing of the purchase and sale of the CIT Businesses under the Developmental Agreement would not be consummated and (B) the Company, as a result of the determination by the Company's Board of Directors not to proceed with the Prior Restructuring Plan, had the right to exercise the Repurchase Option and (ii) the Company exercised the Repurchase Option in order to reacquire the UrbanNet Business and to purchase the Freedom Interest on the terms and subject to the conditions set forth in the Developmental Agreement and the Option Exercise Agreement. In accordance with the Option Exercise Agreement, on August 30, 1996 the Company (i) repurchased the UrbanNet Business for $28,447,389 in cash and (ii) purchased the Freedom Interest for $27,921,699 in cash. In connection with those transactions, the Company acquired from RCN a note issued by Freedom in connection with a loan from RCN to Freedom. The purchase price for the note was $1,518,603, an amount equal to the accreted value of the note.

          Pursuant to the Option Exercise Agreement, all rights and obligations of the Company and RCN under the Developmental Agreement terminated upon the repurchase of the UrbanNet Business by the Company, subject to certain limited exceptions.

          The Option Exercise Agreement and the transactions contemplated thereby were approved by the Special Committee.

          A copy of the Option Exercise Agreement is filed as Exhibit 7 hereto and is incorporated herein by reference. The description herein of certain provisions of the Option Exercise Agreement is qualified in its entirety by reference thereto."

Item 7.   Material to be filed as Exhibits.
          --------------------------------

          The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

          "Exhibit 7:   Option Exercise Agreement dated as of August 30,
1996 between C-TEC Corporation, a Pennsylvania corporation, and RCN Corporation, a Delaware corporation."


                                SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 3, 1996
                                       RCN CORPORATION


                                            /s/ Matthew J. Johnson
                                       By: __________________________
                                           Name:   Matthew J. Johnson
                                           Title:  Vice President